

June 16, 2014

Via E-mail
Mr. Dominic J. Caruso
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

  Re: **Johnson & Johnson**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed February 21, 2014
    File No. 001-03215

Dear Mr. Caruso:

   We have reviewed your May 14, 2014 response to our May 2, 2014 letter and have the following comment.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

   After reviewing any information you provide in response to the comment, we may have additional comments.

Exhibit 13
Notes to Consolidated Financial Statements
19. Selected Quarterly Financial Data, page 50

1. Your response to comment 2 did not fully explain how you determined the pre-tax amount required to be recognized in each quarter and why such amounts were not required to be recognized in an earlier period. Please provide to us your computation of the pre-tax amounts included in the total net litigation expense of $391 million, $308 million, $720 million and $227 million in each of the four quarters in 2013 disaggregated by matter. Tell us the pre-tax amount that was recorded in each quarter of all years related to each product liability matter with charges recognized in 2013, that is, the timeline of accounting for expense recognized for each major product liability matter with expenses in 2013. Tell us if you recognized any product liability expenses in the first quarter of 2014.

You may contact Christine Allen Torney, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant